August 11, 2011

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-8561
Attention:	Ms. Mara Ransom
Mr. Ronald E. Alper
Ms. Lilyanna Peyser

Re:	General Finance Corporation
Registration Statement on Form S-1
Filed July 11, 2011
File No. 333-175458

Dear Ms. Ransom, Mr. Alper and Ms. Peyser:

General Finance Corporation, a Delaware corporation (“General Finance”), hereby requests acceleration of the effective date of Amendment No. 4 to Registration Statement on Form S-1, as amended (File No. 333-175458), to 4:00 p.m., Eastern time, on August 12, 2011, or as soon thereafter as possible.  In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), General Finance hereby confirms that it is aware of its obligations under the Act.  In addition, General Finance acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, they do not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve General Finance from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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General Finance may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please contact the undersigned at (626) 584-9722, extension 1008 as soon as the Amendment No. 4 to Registration Statement on Form S-1 has been declared effective or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Christopher A. Wilson

Christopher A. Wilson
General Finance Corporation
General Counsel & Vice President

cc:           Ronald F. Valenta, General Finance Corporation